Exhibit 4.2

Description of Registrant’s Securities

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to Affinity Bancshares, Inc. and Affinity Bank or to either of those entities, depending on the context.

General

Affinity Bancshares is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.  Each share of Affinity Bancshares, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Our board of directors can, without stockholder approval, issue additional shares of common stock.  Any such issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Common Stock

Dividends. Affinity Bancshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends.  However, even if Affinity Bancshares’ assets are less than the amount necessary to satisfy the requirement set forth above, Affinity Bancshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters.  The payment of dividends by Affinity Bancshares is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Affinity Bancshares’ assets below the then-adjusted balance of its liquidation account.  The holders of common stock of Affinity Bancshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If Affinity Bancshares issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Affinity Bancshares have exclusive voting rights in Affinity Bancshares.  They elect Affinity Bancshares’ board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  Any person who beneficially owns more than 10% of the then-outstanding shares of Affinity Bancshares’ common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit.  If Affinity Bancshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Affinity Bank, Affinity Bancshares, as the holder of 100% of Affinity Bank’s capital stock, would be entitled to receive all assets of Affinity Bank available for distribution, after payment or provision for payment of all debts and liabilities of Affinity Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account established in connection with the mutual-to-stock conversion of Community First Bancshares, MHC. In the unlikely event of liquidation, dissolution or winding up of Affinity Bancshares, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Affinity Bancshares available for distribution.

If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Affinity Bancshares are not be entitled to preemptive rights with respect to any shares that may be issued.  The common stock is not subject to redemption.

Preferred Stock

None of Affinity Bancshares’ authorized shares of preferred stock are outstanding.  Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

The articles of incorporation of Affinity Bancshares provide that, unless Affinity Bancshares consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Affinity Bancshares, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Affinity Bancshares to Affinity Bancshares or Affinity Bancshares’ stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants.  This exclusive forum provision does not apply to claims arising under the federal securities laws.  Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Affinity Bancshares shall be deemed to have notice of and consented to the exclusive forum provision of the articles of incorporation.  This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Affinity Bancshares and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion.  Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company.  Such restriction applies to Affinity Bancshares until January 2024.

The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution.  However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted.  The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.  The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.  In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Affinity Bancshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.  Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

The Federal Reserve Board has adopted a final rule, effective September 30, 2020, that revises its framework for determining whether a company, under the Bank Holding Company Act, has a “controlling influence” over a bank or savings and loan holding company.

Maryland Law and Articles of Incorporation and Bylaws of Affinity Bancshares

Maryland law, as well as Affinity Bancshares’ articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts.  As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Affinity Bancshares more difficult.

Directors. The board of directors is divided into three classes.  The members of each class are elected for a term of three years and only one class of directors is elected annually.  Thus, it would take at least two annual elections to replace a majority of the board of directors.  The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Affinity Bank, restrictions based upon prior legal or regulatory violations and a residency requirement.  Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.  Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chairperson, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.  The articles of incorporation provide that no record owner of any of Affinity Bancshares’ outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit.

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of Affinity Bancshares’ then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares.  Affinity Bancshares has authorized but unissued shares of common and preferred stock.  The articles of incorporation authorize 10,000,000 shares of serial preferred stock.  Affinity Bancshares is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series.  In the event of a proposed merger, tender offer or other attempt to gain control of Affinity Bancshares that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Affinity Bancshares.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Affinity Bancshares’ directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between Affinity Bancshares and an “interested stockholder.”

Evaluation of Offers.  The articles of incorporation of Affinity Bancshares provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Affinity Bancshares (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Affinity Bancshares and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors.

Purpose and Anti-Takeover Effects of Affinity Bancshares’ Articles of Incorporation and Bylaws.  Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors.  These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion.  We believe these provisions are in the best interests of Affinity Bancshares and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Affinity Bancshares and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Affinity Bancshares and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Affinity Bancshares and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company.  As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Affinity Bancshares’ articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices.  As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so.  Such provisions will also make it more difficult to remove our board of directors and management.  Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of Affinity Bank

Affinity Bank’s charter provides that for a period of five years from the closing of Affinity Bank’s initial mutual holding company reorganization, no person other than Affinity Bancshares may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Affinity Bank.  This provision will not apply to any tax-qualified employee benefit plan of Affinity Bank or Affinity Bancshares or to underwriters in connection with a public offering.  In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Benefit Plans

In addition to the provisions of Affinity Bancshares, Inc.’s articles of incorporation and bylaws described above, benefit plans of Affinity Bancshares, Inc. and Affinity Bank that may authorize the issuance of equity to its board of directors, officers and employees contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Affinity Bank might conclude are not in the best interests of Affinity Bancshares, Inc. and Affinity Bank or Affinity Bancshares, Inc.’s stockholders.